

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2008

Mr. Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361

> **Re: Great Northern Iron Ore Properties**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 0-00701**

Dear Mr. Janochoski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1.   We note that you have lease agreements with Minntac, Keetac, Hibtac, and MSI, but that you have not filed these agreements as exhibits. Please file all material contracts as exhibits. In addition, please describe the terms of such contracts, including any royalty rates contained in these agreements.

Compensation Discussion and Analysis, page 14

2.	We note that the base salary of your chief financial officer is determined in comparison with salaries payable at similar-sized companies. Please identify the comparator companies that comprised the peer group. See generally Item 402(b)(2)(xiv) of Regulation S-K.

3.	We note that your chief financial officer's salary falls within the range of the 2001 study of compensation paid to various chief financial officers in similar-sized organizations. Please revise to quantify the percentiles of where you target the CFO's compensation and the percentiles represented by actual compensation. If there is a divergence from the targeted amount and the actual amount you paid or awarded, provide a discussion of the reasons for such variance if material to an understanding of the compensation paid to the chief financial officer. See generally Item 402(b)(12)(xiv) and Item 402(b)(1)(v) of Regulation S-K.

Signatures, page 20

4.	Please provide the signature of your principal accounting officer or controller.

Exhibit 13

Trustees' & Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

5.	Please revise your results of operations discussion to describe the causes for the changes in your expenses from period to period pursuant to Instruction 4 of paragraph 303(a) of Regulation S-K.

Note A – Business and Termination of the Trust and Legal Proceedings, page 14

6.	We note from your disclosure that all Trust property must be conveyed and transferred to the reversioner under the terms of the Trust Agreement on April 6, 2015. Please clarify how you determined that you do not have any legal obligations associated with the retirement of the mineral and surface land rights within the scope of SFAS 143.

Note B – Mineral and Surface Lands, page 15

7.	We note that you are still not depleting the asset related to merchantable ore deposits as you are not mining mineral from the land. Since you are not currently generating cash flows associated with this asset, please clarify how you have determined that this asset is recoverable. Explain how the assumptions used to estimate future cash flows of this asset incorporate assumptions regarding your use of the asset. Please provide your complete recoverability analysis in accordance with paragraphs 16 through 21 of SFAS 144.

Engineering Comment

Form 10-K for the year ended December 31, 2007

Business, page 3

8.   We note your proven and probable reserves have increased from December 31, 2005 to December 31, 2006. This reserve increase also appears to have been incorporated into your December 31, 2007 reserve report after deductions for production. Please discuss the reasons for this reserve change, as pellet prices change infrequently. In addition, please provide to us the production and ore reserve reports as they relate to your Enterprise-Mississippi and the Mahoning properties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director